Canaccord Genuity Inc.

Notes to Consolidated Financial Statements

March 31, 2017

1. Organization and Nature of Operations

Canaccord Genuity Inc. (the "Company"), a wholly owned subsidiary of Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), which is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with the required accounting treatment since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, customer transactions are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are also registered clearing broker-dealers. During April 2016, the Company transitioned its fully disclosed clearing arrangement from J.P. Morgan Clearing Corp. to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited an affiliated Australian broker-dealer.

2. Significant Accounting Policies

Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect of share based compensation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

2. Significant Accounting Policies (continued)

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions are included in the statement of operations in Other expenses.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Variable Interest Entity ("VIE")

These consolidated financial statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury stock) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust in order to meet obligations in connection with the awards made pursuant to the Company's long term incentive plan. No gain or loss is recognized in the statement of operations related to the purchase of CGGI's shares. Any difference between the carrying amount and consideration is recognized in Additional Paid-In Capital on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid on such shares.

2. Significant Accounting Policies (continued)

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement.

Commission revenue is recorded as services are performed and transactions are executed on a trade date basis net of expenses. Commission revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services, which are recorded when earned and reasonably determinable. Investment banking revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

Principal Transactions, net

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances the Company does not ascribe any value to securities where price transparency is limited or not available.

Share-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP") and are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are

2. Significant Accounting Policies (continued)

generally expensed over the related vesting period utilizing the "graded vesting" method and an estimated forfeiture rate as permitted under ASC Topic 718.

There are no performance conditions attaching to the LTIP awards.

If a participant terminates his or her employment or if a participant is terminated by the Company for "cause" (as more particularly defined in the LTIP), his or her unvested share units shall be forfeited except for certain limited circumstances. In all other circumstances of cessation of employment (other than death), if the participant does not compete with the Company for a period of 12 months following the termination, the participant is generally entitled to retain his or her unvested share units until the applicable vesting date and they will continue to be governed by the rules of the LTIP including the vesting criteria referred to above. If a participant's employment terminates by reason of death, his or her unvested share units will automatically vest on the date of such event.

Notwithstanding the foregoing, the Company may, without amending the rules of the LTIP, determine that all or any proportion of an award will vest in circumstances in which it would not have otherwise vested or would have vested at a later date.

Development Costs

Development costs include certain costs incurred in respect of new employees and any related restricted stock amortization expense, placement, and other recruiting costs.

Income Taxes

The Company is included in the consolidated income tax returns of its U.S. based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return adjusted to reflect tax-sharing allocations among members of the U.S. consolidated group of which the Company is a member. Income taxes as calculated on this basis, and amounts currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets, and any provision for deferred income taxes, based on the differences between the financial statement and tax bases of assets and liabilities using the current tax rate. The Company records a valuation allowance for net deferred tax assets when it is more-likely-than-not that such amounts will not be recoverable in the future.

The Company recognizes and measures uncertain tax positions based upon an evaluation of tax positions taken, or expected to be taken, in the course of preparing the Company's tax returns to

2. Significant Accounting Policies (continued)

determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The measurements of unrecognized tax benefits is adjusted when new information is available, as when an event occurs that requires a change.

3. Recently Issued Accounting Standards

Disclosures Regarding Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 replaces most existing revenue recognition guidance, and requires companies to recognize revenue based upon the transfer of promised goods and/or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and/or services. In addition, the new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. ASU No. 2014-09 is effective, as amended, for annual and interim periods beginning on or after December 15, 2017. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard is applied to each prior period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard is recognized as of the adoption date. The FASB has also issued the following standards which clarify ASU No. 2014-09, and have the same effective date and transition requirements as ASU No. 2014-09:

ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing

ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients

ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers

The Company plans to adopt ASU No. 2014-09 on April 1, 2018. The Company is in the process of completing its analysis and will select a transition method prior to the adoption of the standard in 2018. The Company does not expect that there will be changes to the timing of recognition of revenue, but does anticipate certain changes to the classification of revenue in the

3. Recently Issued Accounting Standards (continued)

consolidated statements of operations. The Company also expects additional disclosures to be provided in its consolidated financial statements after adoption of the new standard.

Disclosures Regarding Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance in this update amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The guidance in this update is effective for fiscal years beginning after December 15, 2017. The adoption of this standard may result in a cumulative-effect adjustment to the consolidated statement of financial condition as of the beginning of the year of adoption. The Company expects to adopt this guidance beginning April 1, 2018 and is currently evaluating the impact that adoption of this standard will have on its consolidated financial statements.

Disclosures Regarding Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases classified as operating leases of greater than twelve months. The accounting by lessors will remain largely unchanged. The guidance in this update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective approach, and provides for certain practical expedients. The Company expects to adopt such standard beginning April 1, 2019 and is currently evaluating the impact on its consolidated financial statements.

Disclosures Regarding Stock Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU No. 2016-09 simplifies certain aspects related to the accounting for share-based payment transactions, including income tax consequences, statutory withholding requirements, forfeitures and classification on the statement of cash flows. The guidance in this update is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to classification on the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Company adopted this guidance on April 1, 2017 and does not expect it will have a material impact on its consolidated financial statements.

3. Recently Issued Accounting Standards (continued)

Disclosures Regarding Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 provides guidance

on the following eight specific cash flow classification issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investments; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. Current U.S. GAAP does not include specific guidance on these eight cash flow classification issues. The amendments in ASU No. 2016-15 are effective for fiscal years beginning after December 15, 2017. Earlier adoption is permitted, provided that all the amendments are adopted in the same period. The amendments in this update are to be applied on a retrospective basis. The Company expects to adopt this guidance beginning April 1, 2018 and is currently evaluating the impact that adoption of this standard will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in ASU No. 2016-18 address diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. Under this guidance, companies will be required to present restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. The amendments in ASU No. 2016-18 are required to be applied retrospectively and are effective for fiscal years beginning after December 15, 2017. The Company expects to adopt this guidance beginning April 1, 2018 and is currently evaluating the impact that adoption of this standard will have on its consolidated financial statements.

4. Fair Value Measurement

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation

4. Fair Value Measurement (continued)

techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset, and reflect management's own assumptions to determine fair value.

Canaccord Genuity Inc.

Notes to Consolidated Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table is a summary of the levels used, as of March 31, 2017, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

Assets	Level 1	Level 2	Level 3	March 31, 2017
Securities owned:				
Corporate equities	$ 5,043,859	$ 23,938,339	$ -	$ 28,982,198
Preferred shares	-	276,327	-	276,327
U.S. government securities	213,878	-	-	213,878
Corporate and other debt	-	2,778,845	-	2,778,845
Total	$ 5,257,737	$ 26,993,511	$ -	$ 32,251,248
Liabilities				
Securities sold, not yet purchased:				
Corporate equities	$ 4,028,983	$ 19,245,649	$ -	$ 23,274,632
Preferred shares	-	203,310	-	203,310
U.S. government securities	164,247	-	-	164,247
Corporate and other debt	-	3,179,178	-	3,179,178
Warrants	-	68,727	-	68,727
Total	$ 4,193,230	$ 22,696,864	$ -	$ 26,890,094

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

Corporate equities

Exchange-traded equity securities – Securities traded on domestic and international exchanges are stated at the last reported sales price on day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

Preferred shares – Preferred securities traded on domestic and international exchanges are treated in same manner as exchange-traded equity securities; stated at the last reported sales price on day of valuation.

Over–The-Counter (OTC) equity securities – This includes securities traded on various bulletin board based trading platforms such as OTC Bulletin Board (OTCBB) and OTC Link. The OTC Bulletin Board (OTCBB) is an electronic quotation system that displays real-time quotes, last sales prices, and volume information for many over-the-counter securities that are not listed on a national securities exchange. Similarly, OTC

4. Fair Value Measurement (continued)

Link is an electronic inter-dealer quotation system that displays quotes from broker-dealers for many over-the-counter (OTC) securities. Market makers such as CGI and other broker-dealers who buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. With the exception of some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. To the extent these securities are frequently traded in an active market for such securities, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing assumptions and estimates appropriate for such securities. Where there is no price transparency for an extended period of time (generally greater than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company does not ascribe any value to such securities.

Corporate and other debt

Corporate bonds – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

U.S. Government securities – Comprised of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

During the year-ended March 31, 2017, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

5. Risk Management

Trading activities expose the Company to market and credit risks as described below. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role,

- Defined risk management policies and procedures supported by an established analytical framework, and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.

- The company sells financial instruments that it does not currently own described as securities not yet purchased. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2017.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

- Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of financial instruments held by the Company.

Credit Risk

- The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

6. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

7. Other Receivables and Accounts Payable and Accruals

Amounts include $11,353,681 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 16).

8. Fixed Assets

At March 31, 2017, fixed assets were comprised of the following:

Leasehold improvements	$ 3,527,308
Furniture and fixtures	273,052
Equipment	2,973,078
	6,773,438
Less: Accumulated depreciation	(3,455,342)
	$ 3,318,096

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of CAFGI, and certain other affiliates of CAFGI.

If included in a combined return, the tax-sharing arrangement provides that incremental taxes caused by the Company's participation in the combined state return shall be owed by the Company. Pursuant to the tax-sharing arrangement, the Company recognized income tax expense of $771,049.

The tax-sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization of taxable losses, from prior years and from the current year, of affiliates within the consolidated group by the Company, will be recorded through the intercompany accounts with periodic settlement by way of cash transfers. The amount of current

9. Income Taxes (continued)

taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax rates and laws.

The Company has adopted Statement of Financial Accounting Standards Codification (ASC) 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Variations from the federal statutory rate were as follows for the year ended March 31, 2017:

Expected federal income tax benefit at statutory rate of 35%	(745,948)
Increase (decrease) resulting from:	
State income tax expense, net of federal benefit	(180,573)
State Tax Deduction	356,095
Disallowed meals and entertainment	492,995
Gifts	12,331
Prior year true-up	61,539
Change in LTIP temporary difference unrecognized	2,902,476
Adjustment for Change in Tax Rate	40,812
Provision to return - Deferred True Up	(147,101)
Deferred True Up	(51,876)
Change in valuation allowance	(1,884,150)
Other	(85,551)
	771,049

9. Income Taxes (continued)

The significant components of the Company's deferred tax assets and liabilities were as follows as of March 31, 2017:

Stock-based incentive compensation	5,512,709
Depreciation	879,561
Accrued rent	121,070
Donations	704,637
Federal loss carryforwards - unrestricted	12,618
	7,230,595
Valuation allowance	(7,230,595)
Net deferred tax liability	-

The Company has recorded a full valuation allowance because of its limited history of operating earnings, and because market factors and the nature of the Company's business do not enable the Company to reliably and accurately forecast future earnings to a standard that would permit it to reverse previously recorded valuation allowances.

The Company's income taxes receivable balance at March 31, 2017 is $296,507. This balance represents the difference between the estimated tax liability for the current year and the estimated taxes paid for the current year as well as the overpayments carried forward from prior years for the states in which CGI files on a stand-alone basis.

The current tax benefit related to federal and state consolidated/combined tax filings (as mentioned above) is not an offset to the income tax payable account as it is not paid to the government. Due to the tax sharing agreement among the entities and the consolidated US income tax return filings, CGI receives payments from its US affiliates for the use of CGI's NOLs, so the income tax expense related to federal and consolidated tax filings is recorded in receivables from affiliates.

The Company follows the provisions of ASC 740, Accounting for Income Taxes, and the accounting guidance related to accounting for uncertainty in income taxes which clarifies the accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. Further, it prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial

9. Income Taxes (continued)

statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. It provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company has no uncertain tax positions or related interest or penalties requiring accrual as of March 31, 2017.

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine its taxable income. On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations, and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed, and matters are resolved. Income tax returns for the taxation years ended March 31, 2014, 2015 and 2016 are considered to be open for examination by federal and state taxing authorities.

10. VIE

The assets and liabilities of the Company's deferred compensation plan are held in an employee benefit trust (EBT) which has been established as a rabbi trust and is considered a VIE of the Company. The Company is considered the primary beneficiary of the employee benefit trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the rabbi trust are consolidated with the financial statements of the Company. At March 31, 2017, "Additional Paid in Capital" on the Company's consolidated Statement of Financial Condition was reduced by $28,002,703, representing the shares of CGGI purchased by the trust and which are unvested and will be used to satisfy awards made under the LTIP granted by the Company. These shares are held by the trustee for the employee benefit trust.

11. Employee Benefits and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations. The Company made a discretionary matching contribution of $1,084,401 to this plan during the year ended March 31, 2017.

The Company has a stock-based compensation program in which employees are entitled to receive shares in CGGI, over a service or vesting period of, in most cases, three years. This program is

11. Employee Benefits and Stock-Based Incentive Compensation Plans (continued)

referred to as the Long Term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of grant based upon the quoted market price of CGGI. Eligible employees receive

common shares of CGGI at the time of vesting. The Company accounts for these awards as equity-settled transactions.

During the year ended March 31, 2017, under the terms of the LTIP, the Company granted stock awards for 2,965,009 shares of CGGI stock, with a total fair value of $10,572,604 at the date of grant with a weighted average fair value of $3.57 per share.

The Company recognizes the cost as an expense on a graded basis over the applicable vesting period with a corresponding increase in additional paid in capital.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

When share-based awards vest, additional paid in capital is reduced by the applicable amount and share capital is increased by the same amount.

The amortization expense recognized in connection with the amortization of these awards for the current year was $10,527,424. Of this amount $10,520,074 related to the amortization of awards in respect of shares held by an employee benefit trust (EBT) and $7,350 related to the amortization of awards to be satisfied by the issuance of shares by CGGI.

As of March 31, 2017, the Company had a net liability to CGGI in the amount of $828,412 in respect of awards under the LTIP which will be settled through the purchase of treasury shares from CGGI and an investment of $28,002,703 in CGGI shares which were purchased by an employee benefit trust and which have not yet vested.

During the year ended March 31, 2017, capital was increased by a net amount of $3,196,152 in respect of the amortization and vesting of awards through the employee benefit trust under the LTIP.

In connection with the acquisition of Collins Stewart Hawkpoint PLC by CGGI in March 2012, including its U.S. subsidiary Collins Stewart Securities LLC (CSLLC), CGGI agreed to establish

11. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

a retention plan for key CSLLC staff which was finalized in September 2012. During the year ended March 31, 2013, the Company awarded 636,769 restricted shares ("RSU"), which vest over a five-year period. In accordance with the plan, one-third of the total RSUs were awarded under the LTIP and vested on the third anniversary in March 2015. The remaining two-thirds of the total RSUs (424,511) were awarded under the terms of the CSH Inducement Plan, with one half of such shares vesting in March 2016 and one-half of such shares vesting in March 2017.

The fair value of the RSUs at the grant date was $5,450,000, which is being amortized on a graded basis over the five year vesting period. The compensation expense recorded for this plan during the year ended March 31, 2017 was $730,660 and a payable to CGGI for that amount was recorded.

The remaining amortization expense associated with LTIP awards outstanding as of March 31, 2017 is as follows:

	Estimated Amortization Expense
2018	$ 5,950,938
2019	2,885,756
2020	662,361
Total	$ 9,499,055

At March 31, 2017, the Company held 22,410 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards. In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $85,539 is included in securities owned, in the statement of financial condition. It is expected that such shares will be utilized for future awards.

12. Development Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments

12. Development Costs (continued)

made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

For the year ended March 31, 2017 development costs incurred were:

Amortization of new hire stock awards	$	7,349
Recruitment and placement fees		275,808
	$	283,157

13. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2018	$ 6,092,350
2019	6,102,102
2020	5,619,427
2021	5,594,931
Thereafter	20,571,859
Total	$ 43,980,669

The company subleases certain of its office space to other parties under various non-cancelable operating leases. The future minimum aggregate rent receivable under these non-cancelable operating leases is $127,771.

13. Commitments and Contingencies (continued)

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2017, the Company did not have any open underwriting commitments.

Legal

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has recorded accruals under professional fees for matters where payments are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

An action was commenced against the Company and an affiliate by the publishers of industry newsletters and other publications alleging copyright infringement. A settlement has been agreed in principle whereby the Company's affiliate has agreed to pay the amount of the settlement. Completion of the settlement is subject to final documentation.

Contingencies

The Company clears its customers' transactions through ML and Pershing. In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

As of March 31, 2017, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $2,027,344, as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash

13. Commitments and Contingencies (continued)

collateral to the lender in the amount of $2,027,344. This restricted cash is included in Other receivables in the statement of financial condition.

As of March 31, 2017, the Company had a $2.25m commitment relating to a revolving credit facility of an issuer. This commitment was not drawn down at March 31, 2017.

14. Related Party Transactions

The Company's Parent holds certain office space leases in its own name, and provides such facilities to the Company at cost.

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities. As of March 31, 2017, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from Parent	$ 1,404,493	$ –
Due from other affiliates	457,702	–
Due to other affiliates	–	4,226,467
Subordinated debt *(Note 15)*	–	27,000,000

Due from other affiliates consists primarily of reimbursements due from affiliates for invoices paid on their behalf. Due to other affiliates consists primarily of reimbursements due to affiliates for invoices paid on behalf of the Company. Due to and from the Company's Parent and other affiliates also includes amounts in respect of a tax sharing arrangement. (See Note 9)

CGI has provided employee loans totaling $1,100,746 which are at prevailing interest rates and is shown on the statement of financial condition under Notes receivable from employees. The interest income associated with these loans is $33,064.

The Company receives administrative services form certain affiliates for certain services which include services related to information technology, legal and finance. For the year-ended March 31, 2017, included in Other Expenses on the statement of operations is an expense of $2,282,524 for these services.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

14. Related Party Transactions (continued)

During the year the Company's parent, CADI received notes issued by the Company to certain of its affiliates in the aggregate amount of $3,109,921 by way of a contribution to CADI's capital (the "Notes Receivable"). Pursuant to a contribution agreement between CADI and the Company, CADI extinguished the notes and contributed all of its right, title and interest to the Notes Receivable to the capital of the Company. In addition, CADI made a cash contribution to the capital of the Company in the amount of $3,569,748

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited (Note 16) the Company has recorded unsettled transactions in the amount of $11,353,681 as an asset and a liability on the Statement of Financial Condition.

15. Subordinated Debt

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of March 31, 2018, as of March 31, 2017. The subordinated borrowing bears interest at 10% per annum. On May 11, 2017, the maturity date for the subordinated loan was extended to May 31, 2020.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

16. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2017, the Company had net capital of $24,308,083 which was $23,308,083 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

16. Net Capital Requirements and Other Regulatory Matters (continued)

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and

Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i).

17. Subsequent Events

In preparing the financial statements, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 30, 2017, the date that the Company's financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.